January 28, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DOLLY VARDEN SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 05, 2026
Record Date for Voting (if applicable) :	February 05, 2026
Beneficial Ownership Determination Date :	February 05, 2026
Meeting Date :	March 17, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	256827783	CA2568277834
RESTRICTED COMMON SHARES	256827767	CA2568277677

Sincerely,

Computershare

Agent for DOLLY VARDEN SILVER CORP.